PROSPECTUS                                     Filing pursuant to Rule 424(b)(1)
                                           Registration Statement No. 333-116909

                                1,400,000 Shares

                                FONAR CORPORATION

                                  Common Stock

     This is a prospectus for the resale, from time to time, of up to 1,400,000 shares of our common stock which may be issued to the selling stockholders listed in this prospectus, or by the pledgees or donees of the selling stockholders or by other transferees who may receive the shares of common stock in transfers other than public sales. We will not receive any of the proceeds from the sale of these shares.

     The selling stockholders may sell the shares in open market transactions from time to time at market prices through brokers, dealers or agents. See "PLAN OF DISTRIBUTION" at page 15 of this prospectus for a more detailed discussion of the manner in which the shares may be sold.

     Our common stock is traded on the Nasdaq Small Cap Market under the symbol "FONR." On July 14, 2004, the last reported sales price for our common stock was $1.19 per share.

     Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors described in this prospectus before making a decision to purchase our stock. See "RISK FACTORS" at page 5 of this prospectus.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The Date of this Prospectus is July 16, 2004.

     You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

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                                TABLE OF CONTENTS

ABOUT  THIS PROSPECTUS........................................................2
ABOUT FONAR...................................................................2
ABOUT THIS OFFERING...........................................................5
RISK FACTORS..................................................................5
FORWARD LOOKING STATEMENTS...................................................11
USE OF PROCEEDS..............................................................11
SELLING STOCKHOLDERS.........................................................12
PLAN OF DISTRIBUTION ........................................................15
LEGAL MATTERS................................................................18
EXPERTS......................................................................18
INDEMNIFICATION .............................................................18
WHERE YOU CAN FIND MORE INFORMATION..........................................18
INCORPORATION OF INFORMATION WE FILE WITH THE SEC............................19

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. Under this registration statement the selling stockholders may sell from time to time up to 1,400,000 shares of common stock issuable upon the exercise of our callable warrants.

     Periodically, we expect to provide a prospectus supplement that will add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the common stock offered under this prospectus. The registration statement can be read at the Securities and Exchange Commission's web site or at the Securities and Exchange Commission offices mentioned below under the heading "Where You Can Find More Information."

                             ABOUT FONAR CORPORATION

     At Fonar we design, manufacture and market magnetic resonance imaging (MRI) scanners. MRI scanners use magnetic fields to generate images of organs, bones and tissue inside the human body. The MRI scanner uses a magnetic field which causes the hydrogen atoms in tissue to align. When the magnetic force is withdrawn, the atoms fall out of alignment emitting radio signals as they do. The speed at which the atoms fall out of alignment, or "relaxation time" and radio signals vary depending on the type of tissue and whether any pathology is present. The radio signals provide the data from which the scanner's computers generate an image of the body part being scanned.

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     Fonar  offers  the  following  MRI  scanners:   the  Stand-Up(TM)  MRI  and
Fonar-360(TM). For the 2003 fiscal year, the revenues recognized by our medical equipment segment (including product sales, service and certain license fees and royalties product) were $30 million and for the first nine months of fiscal 2004 the revenues recognized by our medical equipment segment were $33 million.

     The Stand-Up(TM) MRI allows patients to be scanned while standing, bending, sitting or lying down. This means that an abnormality or injury, such as a slipped disc, will be able to be scanned under full weight-bearing conditions, or, more often than not, in the position in which the patient experiences pain. An elevator built into the floor brings the patient to the desired height in the scanner. An adjustable bed allows the patients to stand, sit or lie on their backs, sides or stomachs, at an intermediate angle or in any of the conventional recumbent positions. In the future, the Stand-Up(TM) may also be useful for MRI directed surgical procedures.

     The Fonar 360 is an enlarged room sized magnet in which the floor, ceiling and walls of the room are part of the magnet frame. Consequently, this scanner allows 360 degree access to the patient. The Fonar 360 is presently marketed as a diagnostic scanner and is sometimes referred to as the Open Sky MRI.

     In the future, we may also further develop the Fonar 360 to function as an operating room. We sometimes refer to this contemplated version of the Fonar 360 as the OR-360.

     In addition to manufacturing MRI scanning systems, we formed a subsidiary in 1997, Health Management Corporation of America, which we sometimes call HMCA. HMCA is engaged in the business of managing MRI imaging facilities and physical rehabilitation and therapy practices. HMCA provides and supervises the non-medical personnel for the clients at their sites. At HMCA we also provide our clients centralized billing, collection, marketing, advertising, accounting and financial services. We also provide office equipment and furnishings, consumable supplies and in some cases the office space used by our clients. All of HMCA's client professional corporations are owned by Fonar's founder, President and Chairman of the Board, Dr. Raymond V. Damadian. Negotiations are in progress, however, for the physical therapy and rehabilitation practices to be transferred to other physicians. As presently contemplated, the new physicians would substitute their own professional corporations for Dr. Damadian's professional corporations rather than for Dr. Damadian to sell the stock or assets of his professional corporations to the new physicians. HMCA or its subsidiary Dynamic Healthcare Management, Inc. would continue to manage the facilities. Professional corporations owned by Dr. Damadian would continue to own the MRI facilities.

     HMCA currently manages 10 MRI facilities and six physical therapy and rehabilitation practices. In April 2003, HMCA sold its subsidiary, A&A Services, Inc. which managed primary care medical practices. For the 2003 fiscal year, the revenues HMCA recognized from the MRI facilities were $13.5 million and the revenues recognized from the physical therapy and rehabilitation practices were $9.4 million. The revenues recognized from the management of the primary care medical practices were $1.2 million through April 9, 2003, when we sold this part of our business. These revenues and the results of the operation of this part of our business are part of discontinued operations and are not included in our discussion of the results of our consolidated or HMCA's operations for current or prior periods. Since this sale of A&A Services, Inc., none of HMCA's clients are parties to capitated or other risk sharing plans with HMO's, managed care companies or other insurers. For the first nine months of fiscal 2004, the revenues recognized by HMCA's clients from the MRI facilities were $10.9 million and the revenues recognized from the physical therapy and rehabilitation practices were $11.1 million.

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     Approximately 65.2% of our consolidated  revenues for the first nine months of fiscal  2004,  56.6% of our  consolidated  revenues for the fiscal year ended
June 30, 2003 and 37.4% of our consolidated revenues for the fiscal year ended June 30, 2002 were from our medical equipment segment. Approximately 34.8% of our consolidated revenues for the first nine months of fiscal 2004, 43.4% of our consolidated revenues for the fiscal year ended June 30, 2002 and 62.6% of our consolidated revenues for the fiscal year ended June 30, 2002 were from HMCA's management services.

     This change is principally due to the increased sales revenues from our Stand-Up(TM) MRI scanners, which increased from $11.1 million in fiscal 2002 to $24.3 million in fiscal 2003 and to $28.6 million for the first nine months of fiscal 2004. Revenues attributable to HMCA's continuing operations declined, however, by 15.1% to $22.9 million in fiscal 2003 from $27.0 million in fiscal 2002. For the first nine months of fiscal 2004, however, HMCA revenues were $17.6 million as compared to $17.3 million for the first nine months of fiscal 2003. The earlier decrease in revenues reflected a decline in MRI scan volume prior to upgrading older scanners and the closing of certain MRI facilities and other facilities we managed. The number of facilities with new scanners managed by HMCA, however, has been increasing. Presently, five of the ten MRI facilities managed by HMCA are equipped with Stand-Up(TM) MRI scanners.

     Approximately 44% of our consolidated revenues and 100% of HMCA's revenues for the first nine months of fiscal 2004, 58% of our consolidated revenues and 99% of HMCA's revenues for the fiscal year ended June 30, 2003 and 78% of our consolidated revenues and 99% of HMCA's revenues for the fiscal year ended June 30, 2002 were derived from professional corporations and other entities controlled by Dr. Raymond V. Damadian or members of his family. The consolidated revenues include revenues from sales and service by Fonar to such entities: $4.4 million for the first nine months of fiscal 2004, $7.7 million for fiscal 2003 and $6.5 million for fiscal 2002. Confirming our expectation of increased demand for our MRI scanners, product sales revenues in the medical equipment segment to unrelated parties increased by 229% in fiscal 2003 to $17.7 million from $5.4 million in fiscal 2002. For the first nine months of fiscal 2004 product sales revenues in the medical equipment segment has already reached $24.7 million, surpassing the total of $17.7 million for the full fiscal 2003 year. This increase in product sales to unrelated parties is the principal reason for the reduction of the percentage of our revenues derived from sales to related parties.

     Our address is 110 Marcus Drive, Melville, New York 11747, our telephone number there is (631) 694-2929 and our Internet address is http://www.fonar.com.

     HMCA's address is at 6 Corporate Center Drive, Melville, New York 11747, its telephone number there is (631) 694-2816 and its internet address is www.hmca.com.

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                               ABOUT THIS OFFERING

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of sales of the shares. They may sell them in the open market at market prices through brokers, dealers or agents, or in private transactions on negotiated terms. See "PLAN OF DISTRIBUTION" for a more detailed discussion of the ways in which the selling stockholders might sell their shares.

     Our common stock is traded on the Nasdaq Small Cap Market.

NASDAQ Symbol..............FONR

                                  RISK FACTORS

An investment in our stock is high risk. You should carefully consider the risk factors in this prospectus before deciding whether to purchase the shares offered. See "RISK FACTORS."

                                  RISK FACTORS

     An investment in Fonar is highly speculative and subject to a high degree of risk. Therefore, you should carefully consider the risks discussed below and other information contained in this prospectus before deciding to invest in shares of our common stock.

1.   We have and continue to experience significant losses.

     For the fiscal years ended June 30, 2003 and June 30, 2002, we experienced net losses of $15.0 million and $22.9 million respectively and losses from operations of $15.1 million and $14.4 million, respectively. Total net losses from continuing operations for fiscal 2003 and fiscal 2002 were $15.2 million and $17.0 million respectively. In fiscal 2003, we recognized a total net gain of $194,000 from discontinued operations as compared to a loss of $5.9 million in fiscal 2002. The gain in fiscal 2003 was attributable to a gain of $510,000 realized from the sale of the discontinued operations. For the first nine months of fiscal 2004, we experienced a net loss of $8.0 million and a net loss from operations of $7.6 million as compared to a net loss of $12.0 million and a loss from operations of $11.1 million for the first nine months of fiscal 2003.

     We have been able to fund our losses to date from the $10,641,000 in funding received from The Tail Wind Fund Ltd. between May, 2001 and April 2004 (which includes proceeds from the exercise of warrants) and the $128.7 million judgment, net $77.2 million after attorney's fees, received from General Electric Company in 1997 for patent infringement and the settlement proceeds from other patent litigation settlements with other competitors. The terms of these settlement agreements are required to be kept confidential. More recently, we have improved our liquidity and cash position not only through revenues generated by the sale of Stand-Up(TM) MRI scanners but by the issuance of shares of our common stock in connection with the payment of vendors and suppliers of goods and services. The greater number of these shares were used in lieu of cash to pay the costs of manufacturing our MRI scanners.

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     As of June 30, 2003, our consolidated  balance sheet reflected $9.3 million in cash and cash equivalents and $5.8 million in marketable securities out of total current assets of $35.3 million as compared to $7.5 million in cash or cash equivalents and $5.6 million in marketable securities out of total current assets of $45.1 million as of June 30, 2002. As of March 31, 2004, our consolidated balance sheet showed $7.0 million in cash and cash equivalents and $11.3 million in marketable securities out of total current assets of $52.3 million, reflecting the investment of more cash in marketable securities. We believe that we will be able to reverse our operating losses by continuing the marketing of our new MRI scanners, particularly our Stand-Up(TM) MRI scanners.

     HMCA operating losses from continuing operations increased to $3.8 million in fiscal 2003 from $1.1 million in fiscal 2002. Contributing to the operating loss of HMCA, was an impairment loss of $795,237 on a management agreement with an unprofitable physical rehabilitation and therapy facility which ceased operations in the beginning of the second quarter of fiscal 2003. Since that time all HMCA managed facilities have been owned by Dr. Damadian. We are optimistic that we can restore HMCA to profitability principally by upgrading scanners at MRI facilities we manage to Stand-Up(TM) MRI scanners. Five of our 10 managed MRI facilities now have the Stand-Up(TM) MRI. For the nine months ended March 31, 2004, HMCA's operating results had improved to an operating loss of $429,000 as compared to an operating loss of $2.4 million for the first nine months ended March 31, 2003.

     There can be no assurance, however, that we can reverse our operating losses.

2.   Fonar is dependant on the success of its new products to become profitable.

     Our ability to generate future operating profits will depend on our ability to market and sell our MRI products. The Stand-Up(TM) MRI and Fonar 360 scanners have been introduced into the market. Although we are optimistic that these scanners' features will make them competitive, and we perceive that the Stand-Up(TM) MRI is successfully penetrating the market, there can be no assurance as to the degree, timing or continuation of market acceptance of these products. We have received orders, however, for 8 Stand-Up(TM) MRI scanners in fiscal 2001, 16 Stand-Up(TM) MRI scanners in fiscal 2002, 23 Stand-Up(TM) MRI scanners in fiscal 2003 and as of June 16, 2004, 40 Stand-Up(TM) MRI scanners in fiscal 2004. The product we are promoting most vigorously is the Stand-Up(TM) MRI. We believe the Stand-Up(TM) MRI is the most promising because it enables scans to be performed on patients in weight bearing positions, such as sitting, standing or lying at an intermediate angle or in any of the conventional recumbent positions. The following chart shows the revenues attributable to each model during fiscal year 2003 and fiscal year 2002 and the first nine months of fiscal 2004. Please note that we recognize the revenue on scanner sales on a percentage of completion basis. This means we book revenue not as cash is received or sales are made, but as the scanner is built. Consequently, the revenues for a fiscal period do not necessarily relate to the orders placed in that period.


                                     Revenues Recognized
                                     -------------------

         Model          Fiscal Year      Fiscal Year     Fiscal Year
                        2004 (9 months)      2003            2002
                        ---------------  -----------     ------------

         Stand-Up          $28,605,240   $24,298,460     $ 11,089,675
         Fonar 360                   0             0                0
         Beta (used)                 0   $   100,000     $    361,000

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3.   We must compete in a highly  competitive  market  against  competitors with greater financial resources than we have.

     The medical equipment industry is highly competitive and characterized by rapidly changing technology and extensive research and development. The market demand for a continuing supply of new and improved products requires that we be engaged continuously in research and development. New products also require continuous retooling or at least modifications to our manufacturing facilities, and our sales and marketing force must continuously adjust to new products and product features. This is highly expensive and companies with substantially greater financial resources than we have engage in the marketing of magnetic resonance imaging scanners which compete with the Company's scanners. Competitors include large, multinational companies or their affiliates such as General Electric Company, Siemens A.G., Philips N.V., Toshiba Corporation and Hitachi Corporation. There can be no assurance that Fonar's products will be able to successfully compete with products of its competitors.

4. The success of some of the businesses purchased by HMCA depends on the continued employment of the former owners of those businesses.

     The businesses acquired by HMCA are essentially service organizations whose continued success depends on retaining and developing existing business relationships. Although these acquisitions have been essentially integrated with the business of HMCA, or in the case of the management of primary care medical practices, discontinued, some of these relationships still depend on the personal efforts of key persons in the acquired company. HMCA has retained certain of these key people through employment agreements which include both noncompetition covenants and financial incentives. Nevertheless, there can be no assurance that these key people will remain as employees or produce results sufficient to make the acquired companies profitable.

5. HMCA's profitability depends on its ability to successfully perform billing and collection services for its clients.

     HMCA performs billing and collection services for the medical practices and MRI facilities it manages. The viability of HMCA's clients and their ability to remit management fees to HMCA depends on HMCA's ability to collect the clients' receivables. Collectibility of these receivables can be adversely affected by the longer payment cycles and rigorous informational requirements of some insurance companies or other third party payors. Proper authorizations, referrals and confirmation of coverage for patients, as well as issues of medical necessity, need to be addressed prior to the rendering of service to assure prompt payment of claims. HMCA believes it is properly addressing billing and collection requirements and issues for its clients and that its collection rates are good. Nevertheless, the regulations and requirements applicable to medical billing and collections could change in the future and result in reduced or delayed collections. Approximately 99% of the receivables billed and collected by HMCA in fiscal 2003 were from professional corporations owned by Dr. Raymond V. Damadian and 100% of the receivables billed and collected by HMCA for the nine months ended March 31, 2004 were from professional corporations owned by Dr. Damadian.

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6.   The  profitability of HMCA could be adversely affected if medical insurance reimbursement rates change.

     HMCA receives substantially all of its revenue from physician practices and providers of MRI services. Consequently, HMCA would be indirectly affected by changes in medical insurance reimbursement policies, HMO policies, referral patterns, no-fault and workers compensation reimbursement levels and other factors affecting the profitability of a medical practice or MRI facility. The types of medical providers served by HMCA are MRI facilities and physical therapy and rehabilitation practices. There are currently 10 MRI facilities served by HMCA located in New York, Florida and Georgia. The physical therapy and rehabilitation practices consist of six offices located in New York. Approximately 57.6% of HMCA's clients' revenues in fiscal 2003 and approximately 43.0% of HMCA's clients' revenues in fiscal 2002 were generated from no-fault and personal injury protection claims. Approximately 10.8% of HMCA's clients' revenues were from workers' compensation claims in fiscal 2003 as compared to 9.3% in fiscal 2002. For the first nine months of fiscal 2004 approximately 58.2% of HMCA's clients' revenues were generated from no-fault and personal injury protection claims and 6.5% were generated from workers' compensation claims. In addition, in fiscal 2003, approximately 12.0% of the revenues of HMCA's clients were attributable to Medicare and 0.5% were attributable to Medicaid. In fiscal 2002, approximately 8.8% of the revenues of HMCA's clients were attributable to Medicare and 0.2% were attributable to Medicaid. For the first nine months of fiscal 2004, approximately 8.3% of the revenues of HMCA's clients were attributable to Medicare and 0.73% were attributable to Medicaid. Although we do not know of any pending adverse development affecting these types of programs, future changes in the reimbursement levels for MRI, workers compensation, no fault reimbursement or Medicare, or changes in utilization policies for MRI or physical rehabilitation therapy could adversely affect the ability of HMCA's clients to pay HMCA's fees. In addition, HMCA depends on the ability of its clients to attract and retain physicians and other professional staff.

7. The amortization of the management agreements on our consolidated balance sheet will reduce future profits.

     HMCA acquired businesses in 1997 and 1998 which were essentially service businesses for purchase prices based on earnings multiples rather than net tangible assets. As the fair value of the tangible assets was small relative to the purchase price, the consolidated balance sheet of Fonar and its subsidiaries has reflected an allocation of the purchase price in excess of the fair value of the tangible assets exclusively to management agreements, an intangible asset. For fiscal 2003 and fiscal 2002, amortization of management agreements, which is over a period of twenty (20) years, reduced net profits by $696,285 for both fiscal years. For fiscal 2004, the amortization was reduced to approximately $634,000 annually because of the impairment loss of $795,237 on the management agreement for an unprofitable site which was closed during the second quarter of fiscal 2003. This amortization is a non-cash expense.

8. Professional liability claims against HMCA or its clients may exceed insurance coverage levels.

     Although HMCA does not provide medical services, it is possible that a patient suing one of HMCA's client medical practices or MRI facilities would also sue HMCA. Except for two of the 10 current MRI facilities, neither HMCA nor its clients carry professional liability insurance. Physicians working for HMCA's clients, however, are required to maintain professional liability insurance in the minimum amount of $1,000,000/$3,000,000. Such insurance would not cover HMCA or a client professional corporation, which was not insured, however, in the event a claim were made which was not covered by the physician's insurance. Claims in excess of insurance coverage might also have to be satisfied by HMCA or its uninsured clients if they were named as defendants.

9.   We are dependent upon the services of Dr. Damadian.

     Our success is greatly dependent upon the continued participation of Dr. Raymond V. Damadian, Fonar's founder, Chairman of the Board and President. Dr. Damadian has acted as our CEO since 1978 and will continue to do so for the foreseeable future. In addition to providing general supervision and direction, he provides active direction, supervision and management of our sales, marketing and research and development efforts. In connection with the physician and diagnostic management services business conducted by HMCA, Dr. Damadian now owns all of the professional corporations which are HMCA clients. With the exception of one professional corporation which provided management fees to HMCA of approximately $25,000 in the aggregate in fiscal 2003, all of HMCA's revenues in fiscal 2003 were provided by professional corporations which are owned by Dr. Damadian. Loss of the services of Dr. Damadian would have a material adverse effect on our business. We do not have an employment or noncompetition agreement with Dr. Damadian. We do not currently carry "key man" life insurance on Dr. Damadian.

10. Dr. Raymond V. Damadian has voting control of Fonar; the management cannot be changed or the Company sold without his agreement.

     Dr. Raymond V. Damadian, the President, Chairman of the Board and principal stockholder of Fonar is and will continue to be in control of Fonar and in a position to elect all of the directors of Fonar. As of June 15, 2004, there were outstanding 98,199,765 shares of common stock, having one vote per share, 4,153 shares of Class B common stock, having ten votes per share and 9,562,824 shares of Class C common stock, having 25 votes per share. Of these totals Dr. Damadian owns 2,488,274 shares of common stock and 9,561,174 shares of Class C common stock, giving him approximately 72% of the voting power of Fonar's voting stock. This means that the holders of the common stock will not be able to control decisions concerning any merger or sale of Fonar, the election of directors or the determination of business and management policy.

11. The provisions of our warrants provide for reductions in the exercise price if we issue common stock at prices below the warrant exercise prices.

     In connection with the issuance of 4% convertible debentures issued to The Tail Wind Fund, Ltd. in May 2001, we issued purchase warrants and callable warrants. As of July 16, 2004 there were outstanding purchase warrants to purchase an aggregate of 1,151,625 shares of our common stock at an exercise price of $0.79 per share, subject to adjustment. All of the callable warrants have been exercised.

     Of the purchase warrants, 1,000,000 are held by The Tail Wind Fund, Ltd. and 454,875 were issued to the placement agent and its designees. The placement agent and one of its designees, exercised their warrants to purchase 303,250 shares at an exercise price of $0.79 per share. The remainder of the purchase warrants have not been exercised and are outstanding. The exercise period for the purchase warrants extends to May 24, 2009.

     Originally the number of purchase warrants issued were 659,501 to The Tail Wind Fund, Ltd. and 300,000 to the placement agent and its designees. The original exercise period for the purchase warrants was through to May 24, 2006.

     Because of the terms of the antidilution provisions of the purchase warrants originally issued, the exercise price has been reduced and the number of shares covered by the warrants increased.

     The antidilution provisions, provided for proportionate adjustments in the event of stock splits, stock dividends and reverse stock splits. In addition, the antidilution provisions provided that the exercise price would be reduced if we issued shares at lower prices than the warrant exercise price, or less than the market price for our common stock. The purchase warrants also provided that the number of underlying shares would be inversely proportionately increased or decreased in the event of a change in the exercise price, such that the aggregate purchase price for the underlying warrant shares upon full exercise of the purchase warrants would remain the same. In brief, a reduction of the exercise price would increase the shares covered by the purchase warrants.

     Since issuing the purchase warrants, we registered and issued shares of our common stock to suppliers of goods and services in lieu of cash. Our suppliers would credit us for the net proceeds they received from the sale of the shares. Because the market price for our common stock was under the $1.801 exercise price of the purchase warrants at many times during our program of paying vendors with stock in lieu of cash, we were credited by our suppliers at rates below the $1.801 per share exercise price under the purchase warrants.

     The holders of the purchase warrants and Fonar executed amendments to the purchase warrants, providing for the increase in the number of shares and the reduction of the exercise prices. Although the new exercise price of $0.79 per share was determined in accordance with the terms of the purchase warrants as a result of the vendor issuances previously described, the number of underlying shares represented an agreement on the part of warrant holders to accept an adjustment representing a lesser number of shares than would have resulted from the strict application of the formula in the purchase warrants. In addition, among other things, the antidilution provisions were amended to provide that if Fonar were to sell shares below the warrant exercise price, the exercise price would not automatically be reduced to the lower price, but that it would be adjusted based on the price and number of shares sold relative to the total number of shares outstanding before and after the sale. In addition, the provision that required an adjustment in the exercise price if Fonar sold shares below the market price was eliminated. These modifications were accepted by the holders in consideration for, among other things, the term of the purchase warrants being extended three years to May 24, 2009.

     Since the exercise price under the purchase warrants is now $0.79, however, further adjustments based on sales below the warrant exercise price would not be made unless the effective purchase price per share was less than $0.79.

                           FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 contains the safe harbor provisions that cover these forward-looking statements. We are including this statement for purposes of complying with these safe harbor provisions. We base these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions including, among other things:

     - continued losses and cash flow deficits;

     - the continued availability of financing in the amounts, at the times and on the terms required to support our future business;

     - uncertain market acceptance of our products; and

     - reliance on key personnel.

     Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this document may not occur.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling stockholders of the common stock they receive upon the exercise of the warrants. If the warrants are exercised, however, we will receive the exercise price of the underlying shares purchased. We can not, however, guarantee the amount of the proceeds we may receive from the exercise of warrants.

     We intend to use the net proceeds, if any, from the exercise of warrants for general corporate purposes, including working capital to fund operating losses, expenses and capital expenditures. As of the date of this prospectus, we cannot specify with certainty the particular uses for any net proceeds we may receive upon the exercise of the warrants. Accordingly, our management will have broad discretion in the application of any net proceeds received. Pending such uses, we intend to invest the net proceeds, if any, from the exercise of the warrants in short-term, interest-bearing, investment grade securities.

                              SELLING STOCKHOLDERS

     Pursuant to a securities purchase agreement dated May 24, 2001 between us and The Tail Wind Fund, Ltd. stockholders, we issued and sold, for an aggregate purchase price of $4.5 million:

o 4% convertible debentures due June 30, 2002 in the aggregate principal amount of $4.5 million, convertible into shares of our common stock at a conversion price of $2.047 per share, subject to adjustment;

o purchase warrants to purchase an aggregate of 959,501 (includes 300,000 issuable to the placement agent) shares of our common stock at an initial exercise price of $1.801 per share, subject to adjustment; and

o callable warrants to purchase an aggregate of 2,000,000 shares of our common stock at a fluctuating exercise price which will vary depending on the market price for our common stock

     In connection with the issuance of the debentures, purchase warrants and callable purchase warrants to The Tail Wind Fund, Ltd. we paid a placement fee to Roan/Meyers Associates, L.P., in the amount of $157,500. The 300,000 purchase warrants to have been issued to Roan/Meyers Associates, L.P.. will be issued to designees of Roan/Meyers Associates, L.P. instead.

     The debentures were convertible at the option of the holder at a price of $2.047 per share. The Tail Wind Fund, Ltd did not elect to convert, but we still had the right to pay the debentures in shares of our common stock and did so. The stock was valued, in accordance with the terms of the debentures, at the lesser of a) 90% of the average of the four lowest closing bid prices during the preceding month or b) the average of the four lowest closing bid prices during the preceding calendar month less $0.125. We issued a aggregate amount of 4,921,576 shares to pay the debentures (with interest of $132,022) in full.

     The purchase warrants covered 959,501 shares of common stock and had an exercise price of $1.801 per share, subject to adjustment. The exercise period extended to May 24, 2006.

     The original callable warrants covered 2,000,000 shares of common stock and had a variable exercise price. Subject to a maximum price of $6.00 per share and a minimum price of $2.00 per share, which was subject to adjustment pursuant to the terms of the warrants, the exercise price was to be calculated to be equal to the average closing bid price of Fonar's common stock for the full calendar month preceding the date of exercise. The exercise period extended to May 24, 2004.

     In order to induce The Tail Wind Fund, Ltd. to exercise the callable warrants we agreed to lower the exercise price to $1.50 per share for the period from June 24, 2002 through July 31, 2002. At the same time we agreed not to exercise our right to redeem any callable warrants during the months of July, 2002 and August, 2002. Prior to June 30, 2002, The Tail Wind Fund, Ltd. then exercised callable warrants for 1,000,000 shares of common stock for an aggregate exercise price of $1,500,000. On August 16, 2002 we agreed to a further reduction of the exercise price to $1.125 per share for the period ended on August 22, 2002. The Tail Wind Fund, Ltd. then exercised on the same day the remaining callable warrants for a total of 1,000,000 shares at an aggregate exercise price of $1,125,000.

     As part of the agreement under which we reduced the exercise price of the original callable warrants, we issued to The Tail Wind Fund, Ltd. replacement callable warrants for 2,000,000 shares of our common stock on the same terms as the original callable warrants. The replacement callable warrants were exercisable until August 30, 2005.

     We did have the option, however, of redeeming up to 200,000 callable warrants per month at a price of $0.01 per underlying warrant share, if the average closing bid price of Fonar's common stock is greater than 115% of the warrant price in effect for five consecutive trading days in any calendar month. We also had the option of reducing the exercise price under the callable warrants to any lower exercise price that was previously in effect.

The replacement callable warrants contained antidilution provisions, which provided for proportionate adjustments in the event of stock splits, stock dividends and reverse stock splits. In addition, the antidilution provisions provided exercise prices would be reduced if we issued shares at lower prices than the warrant exercise price, or less than the market price for our common stock. The callable warrants also provided that the number of underlying shares would be inversely proportionately increased or decreased in the event of a change in the exercise price, such that the aggregate purchase price for the underlying warrant shares upon full exercise of the replacement callable warrants would remain the same. In brief, a reduction of the exercise price would increase the number of shares covered by the replacement callable warrants.

Since issuing the replacement callable warrants, we registered shares of our common stock and issued them to suppliers of goods and services in lieu of cash. Under those arrangements, our suppliers would credit us for the net proceeds they received from the sale of the shares we issued to them. The market price for our common stock was under the $2.00 minimum exercise price of the replacement callable warrants at many times during our program of paying vendors with stock in lieu of cash. Consequently, we were credited by our suppliers at rates below $2.00 per share, the minimum exercise price under the replacement callable warrants prior to adjustment for such stock issuances.

As a result, The Tail Wind Fund, Ltd. exercised the replacement callable warrants in part to purchase 400,000 shares at prices under $2.00 per share, on one occasion 200,000 shares at the price of $1.41 per share and on a second occasion 200,000 shares at $1.17 per share, prior to the parties coming to a final agreement as to the effect of the vendor sales.

On April 28, 2004, The Tail Wind Fund, Ltd. and Fonar executed an amendment to the replacement callable warrants, providing that the remaining number of shares underlying the Warrant would be 3,000,000 shares (not including the 400,000 shares previously purchased), that the exercise price would be fixed at $1.00 per share and that, in return, The Tail Wind Fund, Ltd. would immediately exercise the replacement callable warrants in full. The Tail Wind Fund, Ltd. exercised the replacement callable warrants in full, purchasing 3,000,000 shares for $3,000,000.

The number of shares remaining available for resale under the registration statement applicable to the replacement callable warrants was only 1,600,000 shares, after giving effect to the 400,000 shares previously purchased. Therefore, the balance of the 3,000,000 shares, or 1,400,000 shares, issued were unregistered and "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. Pursuant to the agreement between The Tail Wind Fund, Ltd. and Fonar, these 1,400,000 unregistered and restricted shares have now been registered and are the shares covered by this prospectus.

On April 28, 2004, the parties also amended the purchase warrants originally issued to The Tail Wind Fund, Ltd. on May 24, 2001, which also contained antidilution provisions, to increase the number of shares covered thereby from 659,501 shares to 1,000,000 shares and to reduce the exercise price from $1.801 per share to $0.79 per share. On June 1, 2003, Fonar also amended the purchase warrants originally issued to Roan/Meyers Associates, L.P. and its designees on May 24, 2001, which contained the same antidilution provisions as the purchase warrants issued to The Tail Wind Fund, Ltd. The shares of common stock covered by the warrants was increased from 300,000 shares to 454,875 shares and the exercise price was reduced from $1.801 per share to $.079 per share. The purchase warrants were issued to The Tail Wind Fund, Ltd., the placement agent and the placement agent's designees in connection with the issuance of Fonar's 4% Convertible Debenture on May 24, 2001. The original terms of the purchase warrants provided, among other things, that the exercise price would be reduced to the lowest effective per share selling price in connection with stock issuances by Fonar, along with a proportional increase in the number of shares underlying the warrants. Although the exercise price was reduced as a result of the vendor issuances previously described in accordance with the terms of the warrants, the warrantholders agreed to accept an adjustment representing a lesser number of shares to which they would have been entitled if the formula contained in the original terms of the purchase warrants were strictly followed, in consideration for, among other things, the term of the purchase warrants being extended three years, to May 24, 2009. As of July 16, 2004, none of the purchase warrants shares had been exercised except that Roan/Meyers Associates, L.P, and one of its designees had exercised their warrants to purchase 303,250 shares in the aggregate. We do not know or have any indication from The Tail Wind Fund, Ltd. or the other warrantholder as to when they may exercise, in whole or in part, the purchase warrants.

     The table below presents information regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus. The table assumes that the selling stockholders sell all of the shares they receive upon the exercise of the warrants. However, no assurances can be given as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales. Information concerning the selling stockholders may change from time to time and any changed information will be presented in a supplement to this prospectus if and when necessary and required.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock issuable upon conversion of the debentures or exercise of warrants that are currently convertible, exercisable or exercisable within 60 days are considered to be outstanding and to be beneficially owned by the person holding the debentures and warrants for the purpose of computing beneficiary ownership. Assuming that the selling stockholders sell all of the shares offered under this prospectus, the selling stockholders will beneficially own less than one percent of our outstanding shares of common stock after the completion of this offering.



                         Shares             Shares           Shares
                         Beneficially       Offered          Beneficially
                         Owned              By               Owned
Selling                  Prior to           This             After
Stockholders             Offering           Prospectus       Offering
-------------------      ------------       ----------       ------------
The Tail Wind Fund,      4,080,435          1,400,000        2,680,435
Ltd. orassigns (1)

(1) Includes 3,080,435 shares of common stock held by The Tail Wind Fund Ltd. as at June 1, 2004 and 1,000,000 shares of common stock issuable upon the exercise of the purchase warrants.

     Neither the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sales of these shares.

     WHO MAY SELL AND APPLICABLE RESTRICTIONS. Shares may be offered and sold directly by the selling stockholders and those persons' pledgees, donees, transferees or other successors in interest from time to time. The selling stockholders could transfer, devise or gift shares by other means. The selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided they meet the requirements of these exemptions.

     Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

     The selling stockholders will purchase their shares in the ordinary course of business upon the exercise of warrants. The selling stockholders do not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Nevertheless, the selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent a selling stockholder may be deemed to be an underwriter, the selling stockholder may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act. These provisions of the securities laws provide, in general terms, for liability for fraud, untrue statements contained in a prospectus or otherwise made in connection with the sale of securities, and the failure to disclose significant information which is necessary to prevent information disclosed from being misleading.

     To comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

     MANNER OF SALES. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices. The shares may be sold according to one or more of the following methods:

     A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

     Purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus.

     Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     Pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares.

     An exchange distribution under the rules of the exchange.

     In  private   transactions   between  sellers  and  purchasers   without  a
broker-dealer.

     By writing options.

     Any combination of the foregoing, or any other available means allowable under law.

     HEDGING OR SHORT TRANSACTIONS. In addition, the selling stockholders may enter into option, derivative, hedging or short transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholders may:

     enter  into   transactions   involving   short   sales  of  the  shares  by
broker-dealers in the course of hedging the positions they assume with the selling stockholders;

     sell shares short itself and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with its short positions;

     write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which it settles through delivery of the shares;

     enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

     loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

     These option, derivative, hedging and short transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.

     EXPENSES ASSOCIATED WITH REGISTRATION. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

     INDEMNIFICATION AND CONTRIBUTION. In the registration rights agreement that we entered into with the selling stockholders, we and the selling stockholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

     SUSPENSION OF THIS OFFERING. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholder. Any material changes in this plan of distribution will be reflected in a post-effective amendment.

     Computershare  Trust Company,  Inc.,  formerly called  American  Securities
Transfer & Trust, Inc., located at 350 Indiana Street, Suite 800, Golden, Colorado, 80401 is the transfer agent and registrar for our common stock.


                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares being offered by the prospectus will be passed upon by Henry T. Meyer, Esq., 110 Marcus Drive, Melville, New York 11747. Mr. Meyer is Fonar's General Counsel.

                                     EXPERTS

     The consolidated financial statements and supplemental financial schedules contained in Fonar's latest annual report on Form 10-K, incorporated by reference into this prospectus, have been audited by Marcum & Kliegman, LLP, a registered independent public accounting firm to the extent set forth in their report. Such consolidated financial statements and schedules were included therein in reliance upon their reports, given on their authority as experts in accounting and auditing.

                                 INDEMNIFICATION

     The Delaware General Corporation Law and Fonar's by-laws provide for the indemnification of an officer or director under certain circumstances against reasonable expenses incurred in connection with the defense of any action brought against him by reason of his being a director or officer. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or other persons under Fonar's by-laws or the Delaware General Corporation Law, Fonar has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and
Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms. Our Commission File No. is 0-10248.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means:

     - incorporated documents are considered part of this prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the Securities and Exchange Commission will automatically update and supersede this prospectus.

     We are incorporating by reference the documents listed below which were filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the year ended June 30, 2003, which was filed on September 30, 2003;

     - Quarterly Reports on Form 10-Q for the quarters ended on September 30, 2003, December 31, 2003 and March 31, 2004, which were filed on November 14, 2003, February 13, 2004 and May 17, 2004.

     We also incorporate by reference each of the following documents that we will file with the Securities and Exchange Commission after the date of this prospectus but before the end of the offering:

     - Reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934;

     - Definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting; and

     - Any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

     You may request a copy of these filings, at no cost, by contacting us at the following address or phone number:

               Fonar Corporation
               110 Marcus Drive
               Melville, New York  11747
               Attention: Investor Relations

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